Exhibit 12.2

NRG Energy, Inc

Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements

				For the Period	For the Period
	For the Year	For the Year	For the Year	December 6,	January 1,	For the Year
	Ended	Ended	Ended	2003 Through	2003 Through	Ended
	December	December	December	December 31,	December 5,	December
	2006	2005	2004	2003	2003	2002
	(In millions except ratio)

Earnings:
Income/(loss) before taxes from continuing Operations before income tax	$880	$119	$229	$11	$3,192	$(2,857)
Minority interest in earnings				—	—	—
Less:
Undistributed equity in earning of unconsolidated affiliates	(33)	(8)	(1)	2	(41)	(22)
Capitalized interest	(5)	—	—	—	—	(46)
Preference dividends — tax effected	(83)	(33)	(1)
Add:
Fixed Charges	691	233	259	18	297	474

Total Earnings:	$1,450	$311	$486	$31	$3,448	$(2,451)

Fixed Charges:
Interest expense	$571	$186	$232	$16	$275	$397
Interest capitalized	5	—	—	—	—	46
Amortization of debt issuance costs	22	6	9	1	18	27
Amortization of debt discount/(premiums)	6	5	14	1	—
Approximation of interest in rental expense	4	3	4	0	4	4
Tax effect of Preference dividends	83	33	1

Total Fixed Charges:	$691	$233	$260	$18	$297	$474

Ratio of Earnings to combined Fixed Charges and Preference Dividends	2.10	1.33	1.87	1.71	11.61	(5.17)

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